UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Spectrum Brands Holdings, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
84762L204
(CUSIP Number)
David N. Brooks
Secretary, Vice President and General Counsel
c/o Fortress Investment Group LLC
1345 Avenue of the Americas
New York, New York 10105
(212) 798-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 19, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84762L204

(1)	Name of Reporting Persons FIG LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 3,474,464 (1)(2)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 3,474,464 (1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,474,464 (1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.1%
(14)	Type of Reporting Person (See Instructions): OO

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.

(2)
Solely as owner of all the membership interests in the following investment advisors: Fortress Credit Opportunities Advisors LLC, Fortress Credit Opportunities MA Advisors LLC, Fortress Credit Opportunities MA II Advisors LLC, FCO MA LSS Advisors LLC, Fortress Credit Opportunities MA Maple Leaf Advisors LLC and Fortress Global Opportunities (Yen) Advisors LLC.

CUSIP No. 84762L204

(1)	Name of Reporting Persons Fortress Operating Entity I LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 3,474,464 (1)(2)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 3,474,464 (1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,474,464 (1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.1%
(14)	Type of Reporting Person (See Instructions): PN; IA

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.

(2)	Solely as sole managing member of FIG LLC.

CUSIP No. 84762L204

(1)	Name of Reporting Persons FIG Corp.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 3,474,464 (1)(2)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 3,474,464 (1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,474,464 (1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.1%
(14)	Type of Reporting Person (See Instructions): CO

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.

(2)	Solely in its capacity as the General Partner of Fortress Operating Entity I LP.

CUSIP No. 84762L204

(1)	Name of Reporting Persons Fortress Investment Group LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 3,474,464 (1)(2)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 3,474,464 (1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,474,464 (1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.1%
(14)	Type of Reporting Person (See Instructions): OO

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.

(2)	Solely in its capacity as the holder of all the issued and outstanding shares of FIG Corp.

CUSIP No. 84762L204

(1)	Name of Reporting Persons Peter L. Briger, Jr.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 3,474,464 (1)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 3,474,464 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,474,464 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.1%
(14)	Type of Reporting Person (See Instructions): IN

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.

CUSIP No. 84762L204

(1)	Name of Reporting Persons Constantine M. Dakolias
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): Not applicable
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 3,474,464 (1)
	(9)	Sole Dispositive Power: 0
	(10)	Shared Dispositive Power: 3,474,464 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,474,464 (1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 8.1%
(14)	Type of Reporting Person (See Instructions): IN

(1)	The Reporting Person disclaims beneficial ownership as described in Item 5.

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 9 (this “Amendment”) amends the Schedule 13D, filed on May 23, 2011 (File No. 005-19362), as amended by Amendment No. 1 filed on August 12, 2011, Amendment No. 2 filed on February 14, 2014, Amendment No. 3 filed on May 19, 2014, Amendment No. 4 filed on February 23, 2015, Amendment No. 5 filed on July 26, 2017, Amendment No. 6 filed on February 28, 2018, Amendment No. 7 filed on July 17, 2018 and Amendment No. 8 filed on December 3, 2019 (as amended from time to time, the “Amended Schedule 13D”), and relates to shares of common stock, $0.01 par value per share (“Common Stock”), of Spectrum Brands Holdings, Inc., a Delaware corporation (formerly named HRG Group, Inc.) (the “Issuer”).

Disclosure Items set forth in the Original Schedule 13D, as modified by Amendment Nos. 1 through 8, shall remain in effect except to the extent expressly amended hereby and (as modified herein) are incorporated into such initial Schedule 13D filing. Capitalized terms used in this Amendment and not otherwise defined shall have the meaning ascribed to them in the Amended Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND.

The last paragraph of Item 2 is hereby amended and restated in its entirety by the following:

Set forth in Annex A attached hereto is a listing of the directors and executive officers of persons that may be deemed to control the Reporting Persons (collectively, the “Covered Persons”), and the business address and present principal occupation or employment of each of the Covered Persons, and is incorporated herein by reference. Unless otherwise specified in Annex A, each of the Covered Persons is a United States citizen.

ITEM 4.	PURPOSE OF THE TRANSACTION.

Item 4 is hereby supplemented by the addition of the following:

The information provided in Item 5(c) of this Amendment is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b) and 5(c) are hereby supplemented by the addition of the following:

(a) and (b)

The information set forth in Items 7 through 11 and 13 of the cover pages of this Amendment are incorporated herein by reference. Such disclosure is based on 43,056,296 shares of Common Stock outstanding as of May 1, 2020, as shown in the Issuer’s Form 10-Q filed on May 5, 2020.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed an admission that any of the Reporting Persons is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) or Section 13(g) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)          During the past 60 days, an aggregate of 380,937 shares of Common Stock, of which all 380,937 shares were previously held directly by certain funds to which Drawbridge Special Opportunities Advisors LLC serves as investment advisor, were sold, all on the open market.  The following table sets forth the foregoing dispositions totaling 380,937 shares of Common Stock:

Date of Transaction	Quantity of Common Stock	Price per Common Stock
4/30/2020	26,200	$42.91
5/01/2020	42,090	$41.45
5/04/2020	35,969	$41.36
5/05/2020	39,053	$42.66
5/06/2020	41,204	$41.39
5/07/2020	19,251	$41.92
5/08/2020	35,800	$43.72
5/11/2020	23,936	$41.70
5/12/2020	22,696	$40.97
5/15/2020	14,688	$38.92
5/18/2020	45,343	$42.63
5/19/2020	34,707	$42.57

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 22, 2020

FIG LLC

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

FORTRESS OPERATING ENTITY I LP

By:	FIG Corp., as General Partner

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

FIG CORP.

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

FORTRESS INVESTMENT GROUP LLC

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

/s/ Peter L. Briger, Jr.
Peter L. Briger, Jr.

/s/ Constantine M. Dakolias
Constantine M. Dakolias

ANNEX A

 DIRECTORS AND EXECUTIVE OFFICERS OF FIG LLC

FIG LLC (“FIG LLC”) is the sole member of each of the investment advisors to one or more of the Fortress-managed funds that own shares of common stock of Spectrum Brands Holdings, Inc. The name and principal occupation of each of the directors and executive officers of FIG LLC are listed below. The principal business address of each of the directors and executive officers of FIG LLC is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Name	Principal Occupation
Wesley R. Edens	Principal and Co-Chairman of the Board of Directors
Peter L. Briger, Jr.	Principal and Co-Chairman of the Board of Directors
Randal A. Nardone	Chief Executive Officer, Principal and Director
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer

DIRECTORS AND EXECUTIVE OFFICERS OF FORTRESS OPERATING ENTITY I LP

Fortress Operating Entity I LP (“FOE I”) is the sole managing member of FIG LLC. The name and principal occupation of each of the directors and executive officers are listed below. The principal business address of each of the directors and executive officers is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Name	Principal Occupation
FIG Corp.	General Partner of Fortress Operating Entity I LP

DIRECTORS AND EXECUTIVE OFFICERS OF FIG CORP.

FIG Corp. is the general partner of FOE I, which is the sole managing member of FIG LLC. The name and principal occupation of each of the directors and executive officers of FIG Corp. are listed below. The principal business address of each of the directors and executive officers of FIG Corp. is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Name	Principal Occupation
Wesley R. Edens	Principal and Co-Chairman of the Board of Directors
Peter L. Briger, Jr.	Principal and Co-Chairman of the Board of Directors
Randal A. Nardone	Chief Executive Officer, Principal and Director
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer

DIRECTORS AND EXECUTIVE OFFICERS OF FORTRESS INVESTMENT GROUP LLC

The name and principal occupation of each of the directors and executive officers of Fortress Investment Group LLC (“Fortress”), the holder of all of the issued and outstanding shares of FIG Corp. (“FIG Corp.”), are listed below. Unless indicated otherwise below, the principal business address of each of the directors and executive officers of Fortress Investment Group LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Name	Principal Occupation
Wesley R. Edens	Principal, Co-Chief Executive Officer and Class A Director
Peter L. Briger, Jr.	Principal, Co-Chief Executive Officer and Class A Director
Randal A. Nardone	Principal and Class A Director
Daniel Bass	Chief Financial Officer and Treasurer
David N. Brooks	Secretary, Vice President and General Counsel
Michael G. Rantz	Class A Director
George W. Wellde, Jr.	Class A Director
Rajeev Misra (citizen of the United Kingdom)	Class B Director
Yoshimitsu Goto (citizen of Japan)	Class B Director
Michael Morell	Class A Director and Security Director
Marcelo Claure	Chairman of the Board; Class B Director
Jane Dietze	Class A Director
Hani Barhoush	Class A Director